Exhibit T3E-12

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. FILES CHAPTER 11 PETITIONS TO FACILITATE DEBT RESTRUCTURING

Expects Normal Operations to Continue

MEXICO CITY, MEXICO, August 19, 2019 — Maxcom Telecomunicaciones, S.A.B. de C.V.  and its subsidiary Maxcom USA Telecom, Inc. today filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York in order to obtain approval of their prepackaged Chapter 11 plan of reorganization which will permit Maxcom to complete the restructuring of its 2020 Step-Up Senior Notes.  This process started with an Exchange Offer launched on June 17, 2019 which included two alternative pathways to achieve the 2020 Step-up Senior Notes restructuring, and as previously announced by Maxcom on August 16, 2019, the Company received votes on the restructuring plan from holders of the 2020 Step-Up Senior Notes in an amount and number necessary so as to permit the Company to confirm the restructuring of the 2020 Step-Up Senior Notes through the Chapter 11 restructuring process and, accordingly, decided not to extend the Exchange Offer period.  Maxcom intends to seek expeditious approval of the prepackaged Chapter 11 plan of reorganization in order to allow it to exit bankruptcy as quickly as possible.

Maxcom will continue to operate in the ordinary course without any disruption to its business and the valuable relationships that it enjoys with its customers, suppliers and vendors. Importantly, Maxcom’s prepackaged Chapter 11 of reorganization will not affect any obligations other than the 2020 Step-Up Senior Notes, and Maxcom has filed a number of motions with the bankruptcy court that will permit Maxcom to continue to honor its obligations to all of its customers, suppliers and vendors.  To that end, Maxcom anticipates that its current cash on hand, as well as projected positive cash flow from operations, will be sufficient to fund its operations during the short period of time that Maxcom intends to remain in Chapter 11 and business as usual going forward. In addition, the equity contribution that the general shareholders’ meeting recently approved as part of a successful reorganization process will allow the company to fund both the financial commitments and the costs associated with the process.

“The Company has worked through an extremely complex and difficult situation over the past 5 years, such as currency devaluations and industry rules changes that have impacted the Company’s results.  However, the steps taken by the Company prior to the commencement of the Chapter 11 restructuring process, together with a successful restructuring of the 2020 Step-Up Senior Notes, will reduce the Company’s debt, strengthen its balance sheet, put the Company in a more competitive and robust position to serve our customers and on a path to returning greater value to its creditors and shareholders.  The approval of the prepackaged Chapter 11 plan, along with the equity injection associated to this process, remain as the last steps to completing a successful restructuring, and we are very optimistic about the future of the Company and its business,” said Erik Gonzalez, Chief Financial Officer of Maxcom.

Mr. Gonzalez, added, “I would like to thank our customers and vendors for their continued support during this process.  We also appreciate the ongoing loyalty and support of our employees, whose dedication and hard work are critical to our success and to the future of the Company.  Our management team is committed to making this financial restructuring successful and leading Maxcom toward a bright future.”

The Company and Maxcom USA Telecom, Inc. filed their voluntary Chapter 11 petitions in the United States Bankruptcy Court for the Southern District of New York.  The main case has been assigned case number 19-23489.  Additional information about Maxcom’s restructuring is available at the Company’s website http://ri.maxcom.com/ or via the Company’s restructuring information line, toll free case phone number is +1 844-234-1694 or the international case phone number is +1 917-942-6396.  For access to Court documents and other general information about the Chapter 11 cases, please visit https://cases.primeclerk.com/Maxcom/.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, is a facilities-based telecommunications provider using a “smart-build” approach to deliver “last-mile” connectivity to enterprises and residential customers in the Mexican territory.

Maxcom launched its commercial operations in May 1999 and is currently offering local and long-distance telephony services, wired, wireless and cellular data transmission and value-added services in Mexico City metropolitan area, Monterrey, Puebla, Querétaro, León, Guadalajara, San Luis Potosí, Tehuacán and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply any certification as to the investment quality of the securities or of Maxcom’s solvency.

For more information visit https://cases.primeclerk.com/Maxcom/.

Forward-looking Statements

This document may include forward-looking statements that involve risks and uncertainties that are detailed in the statement and from time to time in the Company’s reports to its security holders. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the Company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.